FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

The Registrant hereby announces that at its General Meeting of Shareholders held today, all proposed resolutions set forth in the proxy statement filed on Form 6-K on November 12, 2009, were adopted as follows:

1.
To reelect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To approve a reverse split of the Company’s Ordinary Shares, such that every five (5) Ordinary Shares, NIS 4.00 nominal value each, will be consolidated into one (1) Ordinary Share, of NIS 20.00 nominal value; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

The reverse split will become effective on or about January 12, 2010. The exchange agent for the reverse split is American Stock Transfer & Trust Company.  Once effective, the post-split shares will trade on the Nasdaq Capital Market for approximately twenty (20) trading days under the symbol “BOSCD”. Thereafter the trading symbol will revert back to “BOSC”.

3.	To increase the authorized share capital of the Company; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

4.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2009 and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on November 12, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: December 23, 2009	By:	/s/ Eyal Cohen
Eyal Cohen
CFO